Exhibit 99.1

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

April 12, 2021

Perpetua Resources Works Alongside Community to Support Independent Water Quality Monitoring Program

BOISE, ID – Perpetua Resources Corp. (formerly Midas Gold Corp.) (Nasdaq: PPTA / TSX: PPTA) (Perpetua Resources or the company) is advancing its ESG goals to further bring transparency to its Stibnite Gold Project (project) by participating in a water quality monitoring program led by local citizens. The Independent Water Monitoring Program (IWMP) is an initiative of the Stibnite Advisory Council, which represents eight local communities surrounding the proposed Stibnite Gold Project. The initiative is designed to promote accountability measures around Perpetua Resources’ existing water quality monitoring efforts and give the community access to independent information through conducting third-party data gathering and reporting. Perpetua agreed to participate in the program based upon the company’s long-standing commitment to transparency and its recognition of the important role such programs play in deepening community trust.

“We have always been committed to sharing information about our project with the community,” said Laurel Sayer, CEO of Perpetua Resources Corp. “We applaud the Stibnite Advisory Council for launching this initiative to conduct an independent program at site which will allow community representatives to participate in water monitoring and to verify the conditions facing the abandoned Stibnite Mining District today and into the future. We are proud to continue living our values and further strengthen ourselves as a community partner and a responsible mining company.”

The Stibnite Advisory Council was formed in 2019 and was designed to give community members a voice with Perpetua Resources and an opportunity to resolve challenges and partner on opportunities directly with the company. IWMP is the Council’s largest public initiative to date.

“Having access to clean water and pristine rivers is a value all Idahoans share, and it is one the Stibnite Advisory Council feels a strong obligation to protect,” said Riggins Stibnite Advisory Council member, Bob Crump. “After community members expressed concerns over the potential impacts to water quality and a desire to see more data, we decided it was important to launch the Independent Water Monitoring Program.”

The Stibnite Advisory Council will contract with the University of Idaho’s Water Resources Research Institute to undertake the independent water quality monitoring and reporting. During the first year of the program, the Stibnite Advisory Council will test water temperature, pH levels, conductivity, and elemental presence. All the collected samples will be provided to a lab certified by the Environmental Protection Agency.

The Stibnite Advisory Council plans to monitor ground and surface water at 18 different locations throughout the site. Perpetua Resources will collect samples from these same locations, at the same time as the Stibnite Advisory Council, in order to give Idahoans two comparative data sets. The first samples are currently set to be collected this year.

Responsible Mining. Critical Resources. Environmental Restoration.

Initially, monitoring will be conducted by Idaho’s Water Resources Research Institute. However, the Stibnite Advisory Council is working to expand the program to include community representatives who could also observe the sample collection and vouch for the integrity and independence of the process. Once those details are finalized, they will be announced on the Stibnite Advisory Council’s website.

Perpetua has adopted a formal ESG policy and continues to improve and advance the Company’s initiatives regarding environmental stewardship, social responsibility, and good governance. Our ESG policy, and more details about how the company puts these commitments into action, can be found here.

For more details on the program and to view the data when it becomes available, please visit www.StibniteAdvisoryCouncil.com.

For further information about Perpetua Resources Corp., please contact:

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

Responsible Mining. Critical Resources. Environmental Restoration.

2